Pricing Supplement Dated June 11, 2010 (To Prospectus dated July 2, 2007 and Prospectus Supplement dated February 2, 2010) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(5) File Nos. 333-144261, 333-144261-01, 333-144261-02, 333-144261-03, 333-144261-04, 333-144261-05, 333-144261-06 and 333-144261-07.

Senior Medium-Term Notes Series G, U.S. $ Fixed Rate

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

Trade Date: June 11, 2010

Original Issue Date: June 18, 2010

Principal Amount: $650,000,000

Net Proceeds to Issuer: $648,186,500

Price to Public: 99.871%, plus accrued interest, if any, from and including June 18, 2010

Commission/Discount: 0.150%

Agent’s Capacity:    ☒    Principal Basis     ☐    Agency Basis

Maturity Date: June 18, 2015

Interest Payment Dates: Semi-annually on the 18th day of June and December of each year, commencing December 18, 2010 and ending on maturity date as described in the prospectus supplement

Interest Rate: 2.950% per annum

Expected Ratings (Moody’s, Standard & Poor’s, Fitch, DBRS): Aa2/AA– /AA– /AAL (Stable/Stable/Stable/Stable)

A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

See “Risk Factors” at page 3, “Book-Entry Issuance” at page 4 and “Plan of Distribution” at page 6 concerning matters you should consider in connection with your investment in the Notes.

Form:	☒	Book Entry
	☐	Certificated

Redemption:	☒	The Notes cannot be redeemed prior to maturity
	☐	The Notes may be redeemed prior to maturity

Repayment:	☒	The Notes cannot be repaid prior to maturity
	☐	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	☐ Yes	☒ No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by each of the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the Prospectus Supplement under the caption “Plan of Distribution of Medium-Term Notes.”

Agent	Aggregate Principal Amount of Notes to be Purchased
Barclays Capital Inc.	$224,250,000
UBS Securities LLC	$224,250,000
BNY Mellon Capital Markets, LLC	$65,000,000
HSBC Securities (USA) Inc.	$39,000,000
RBC Capital Markets Corporation	$39,000,000
RBS Securities Inc.	$39,000,000
Jackson Securities, LLC	$6,500,000
Samuel A. Ramirez & Company, Inc.	$6,500,000
The Williams Capital Group, L.P.	$6,500,000

Total:	$650,000,000

The Agents will deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Risk Factors

An investment in our securities is subject to certain risks. Before you decide to invest in the Notes, you should consider the risk factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the other documents incorporated by reference into this pricing supplement or the accompanying prospectus supplement and prospectus, and the additional risk factor set forth below.

Legislative actions taken now or in the future may have a significant adverse effect on the Company’s operations.

Recent events in the financial services industry and, more generally, in the financial markets and the economy, have led to various proposals for changes in the regulation of the financial services industry. In 2009, legislation proposing significant structural and other revisions to the regulation of the financial services industry was introduced in the U.S. Congress. A widesweeping version of such legislation was passed by the House of Representatives in 2009 and another widesweeping version was passed by the Senate in May 2010. Some form of this legislation is likely to be enacted in the near future. The legislation in both the House and Senate would impose higher capital standards and numerous other requirements on “systemically significant institutions.” This term is expected to include, among other things, all bank holding companies with assets of at least $50 billion, which would include the Company. The Federal Reserve is, however, anticipated to establish graduated requirements depending on a wide variety of factors.

Among numerous other provisions that could have an effect on the Company are:

•

A change in the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible equity. This change, if implemented, likely would result in significantly higher deposit insurance assessments for banks with substantial international operations, including The Bank of New York Mellon.

•

The so-called “Volcker” rule provisions, which would require the federal banking agencies, through joint rulemaking and reflecting recommendations and modifications by the proposed Financial Stability Oversight Council, to prohibit proprietary trading and sponsorship of or investment in hedge funds or private equity funds by insured depository institutions and certain of their affiliates. This could limit or prohibit certain of our existing asset management activities.

•

A provision in the Senate legislation would apply the regulatory capital requirements for banks to bank holding companies, which could potentially exclude all trust preferred securities and cumulative preferred from Tier 1 capital of bank holding companies, such as The Bank of New York Mellon Corporation.

Although there can be no assurance that any or all of these legislative changes will ultimately be enacted, any such changes, if enacted, may impact the profitability of our business activities and require that we change certain of our business practices, and could expose us to additional costs (including increased compliance costs). These changes may also require us to invest significant management attention and resources to make any necessary changes.

Book-Entry Issuance

The following information should be read together with the section entitled “Book-Entry Issuance” beginning on page 40 of the accompanying prospectus.

You may elect to hold interests in the Global Certificate representing the Notes through either DTC (in the United States) or Clearstream Banking, société anonyme, which we refer to as Clearstream, Luxembourg, or Euroclear Bank, S.A./N.V., or its successor, as operator of the Euroclear System, which we refer to as Euroclear, (outside of the United States) if you are participants of such systems, or indirectly through organizations that are participants in such systems. Interests held through Clearstream, Luxembourg and Euroclear will be recorded on DTC’s books as being held by the U.S. depositary for each of Clearstream, Luxembourg and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts.

We have been advised by Clearstream, Luxembourg and Euroclear, respectively, as follows:

•

As to Clearstream, Luxembourg: Clearstream, Luxembourg has advised us that it was incorporated as a limited liability company under Luxembourg law. Clearstream, Luxembourg is owned by Cedel International, société anonyme, and Deutsche Brse AG. The shareholders of these two entities are banks, securities dealers and financial institutions.

Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thus eliminating the need for physical movement of certificates. Transactions may be settled by Clearstream, Luxembourg in many currencies, including United States dollars. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing. Clearstream, Luxembourg also deals with domestic securities markets in over 30 countries through established depository and custodial relationships. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of Euroclear, or the Euroclear operator, to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers and banks, and may include the underwriters for the Notes. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg. Clearstream, Luxembourg is an indirect participant in DTC.

Distributions with respect to the Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

•

As to Euroclear: Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Japanese Yen. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

Euroclear is operated by the Euroclear operator, under contract with Euroclear plc, a U.K. corporation. The Euroclear operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for the Notes. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Euroclear operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine the Euroclear operator.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, or the Euroclear Terms and Conditions, and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within Euroclear;

•	withdrawal of securities and cash from Euroclear;

•	receipt of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear operator.

Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (based on European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

DTC, Clearstream, Luxembourg and Euroclear are under no obligation to perform or continue to perform the procedures described above and such procedures may be discontinued at any time.

Plan of Distribution

The following information should be read together with the section entitled “Plan of Distribution” beginning on page S-30 of the accompanying prospectus supplement and the section entitled “Plan of Distribution” beginning on page 44 of the accompanying prospectus.

European Economic Area

In relation to each Member State of the European Economic Area (EEA) which has implemented the EU prospectus directive, as defined below (each, a relevant member state), with effect from and including the date on which the prospectus directive is implemented in that relevant member state (the relevant implementation date) the Notes will not be offered to the public in that relevant member state prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the prospectus directive, except that, with effect from and including the relevant implementation date, an offer of such Notes may be made to the public in that relevant member state at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial market or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons per relevant member state, other than qualified investors as defined in the prospectus directive; or

(d)	in any other circumstances falling within Article 3(2) of the prospectus directive, provided that no such offer of Notes shall require the issuer or any Underwriter to publish a prospectus pursuant to Article 3 of the prospectus directive or supplement a prospectus pursuant to Article 16 of the prospectus directive.

For the purposes of this provision, the expression an offer of Notes to the public in relation to any Notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that relevant member state by any measure implementing the prospectus directive in that relevant member state and the expression prospectus directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

The Notes will only be offered (a) in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done in relation to the Notes in, from or otherwise involving the United Kingdom and (b) each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of Notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer. Without limitation to the other restrictions referred to herein, this prospectus supplement is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (4) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement relate is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (1) to (4) above) should not rely or act upon this communication.